EXHIBIT 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Primerica, Inc. (the “company,” “we,” “us” and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also summarizes relevant provisions of Delaware General Corporation Law (the “DGCL”). The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the DGCL and our certificate of incorporation and our by-laws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read our certificate of incorporation, our by-laws and the applicable provisions of the DGCL for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, comprised of a series of voting common stock and a series of non-voting common stock, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of January 31, 2020, we had 41,108,029 shares of voting common stock outstanding and no shares of non-voting common stock or preferred stock outstanding. The outstanding shares of our common stock are fully paid and non-assessable.

Common Stock

Voting Rights. Holders of our voting common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of our non-voting common stock are not entitled to vote on any matter, except as required by law or to amend, alter or repeal the provisions of our certificate of incorporation providing for the preferences, limitations and rights of the non-voting common stock. Holders of our common stock do not have cumulative voting rights.

Dividend Rights. Holders of our voting common stock and non-voting common stock rank equally with respect to payment of dividends, as may be declared by our board of directors out of funds legally available for the payment of those dividends.

Rights Upon Liquidation. Upon the liquidation, dissolution or winding up of our company, the holders of our voting common stock and non-voting common stock will rank equally and will be entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Other Rights and Procedures. Holders of our voting common stock and non-voting common stock have no preemptive, subscription or redemption rights.

Listing. Our common stock has been approved for listing on the NYSE under the symbol “PRI”.

Transfer Agent and Registrar. The Transfer Agent and Registrar for our voting common stock and non-voting common stock is Computershare Inc.

Preferred Stock

Our board of directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;
•	conversion rights;
•	voting rights;
•	terms of redemption and liquidation preferences; and
•	the number of shares constituting each series.

Board of Directors

Our board of directors is not classified. Our certificate of incorporation provides that our board of directors shall consist of not less than three or more than fifteen members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the entire board of directors which we would have if there were no vacancies at the time such resolution is adopted. This range cannot be altered without stockholder approval.

Anti-Takeover Effect of Provisions of Our Certificate of Incorporation and By-laws and of Delaware Law

The rights of our stockholders and related matters are governed by the DGCL, our certificate of incorporation and by-laws, certain provisions of which may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest by means of a tender offer or proxy contest or removal of our incumbent officers or directors. These provisions may also adversely affect prevailing market prices for our common stock. However, we believe that these provisions will discourage coercive takeover practices and inadequate takeover bids and will encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We further believe that the benefits provided by our ability to negotiate with the proponent of an unsolicited proposal outweigh the disadvantage of discouraging those proposals and that negotiation of an unsolicited proposal could result in an improvement of its terms.

Certificate of Incorporation and By-law Provisions

Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation permits stockholders to take action by the written consent of holders of all of our shares in lieu of an annual or special meeting. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with our by-laws.

Our by-laws provide that special meetings of stockholders may only be called by:

•	the chairman of the board;

•	the chief executive officer; or

•

by request in writing of our board of directors or of a committee of our board of directors that has been duly designated by our board of directors and whose powers and authority include the power to call such meetings.

Advance Notice Requirements for Stockholder Nominations and Other Proposals. Our by-laws provide advance notice requirements, including requirements regarding the form and content of a stockholder’s notice, for stockholders seeking to nominate persons for election to our board of directors at a meeting of stockholders or seeking to bring other business before such a meeting. A stockholder seeking to do either of the foregoing must satisfy the requirements specified in our by-laws.

Proxy Access. Under our by-laws, a stockholder (or group of no more than 20 stockholders) who has owned at least 3% of our common stock for at least three years may nominate persons for election to our board of directors and have the nominees included in our proxy materials for an annual meeting. The maximum number of stockholder nominees that will be included in our proxy materials for an annual meeting is the greater of two or 20% of directors to be elected. A stockholder seeking to utilize the proxy access provisions in our by-laws must satisfy the requirements specified in our by-laws.

Undesignated Preferred Stock. The authority possessed by our board of directors to issue preferred stock with voting or other rights or preferences could be potentially used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The provision in our certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Amendment of the By-laws. Our certificate of incorporation provides that our by-laws may be amended, altered, repealed or adopted by: (i) the affirmative vote of at least 66 2/3% of our entire board of directors; or (ii) by the affirmative vote of at least 80% of the votes entitled to be cast thereon by the holders of our then outstanding capital stock. Our certificate of incorporation provides that, notwithstanding any other provision thereof (and in addition to any other vote that may be required by law), the affirmative vote of at least 80% of the votes entitled to be cast thereon by the holders of our then outstanding capital stock is required to amend, alter, repeal or adopt any provision of our certificate of incorporation inconsistent with the purpose and intent of the provisions described in this paragraph.

Delaware Law

As a Delaware corporation, we are subject to the restrictions under Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not wholly owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting stock.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We have not elected to “opt out” of Section 203. However, we may elect to “opt out” of Section 203 by an amendment to our certificate of incorporation or by-laws.

Insurance Regulations Concerning Change of Control

Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company or insurance holding company that is domiciled or, in some cases, having such substantial business that it is deemed to be commercially domiciled in that state. Moreover, under Canadian federal insurance law, the consent of the Minister of Finance is required in order for anyone to acquire direct or indirect control, including control in fact, of an insurance company, or to acquire, directly or through any controlled entity or entities, a significant interest (i.e., more than 10%) of any class of its shares.

Limitation of Liability of Directors

Our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, we have entered into indemnification agreements with our directors and executive officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as a director or officer and to advance to them expenses, subject to reimbursement to us if it is determined that they are not entitled to indemnification. We also have obtained director and officer liability insurance.

Choice of Forum

Our certificate of incorporation provides that, unless the company (through approval of the board of directors) consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any actual or purported derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; or (iv) any action asserting a claim governed by the internal affairs doctrine.